MONOCACY BANCSHARES, INC. AND SUBSIDIARY         EXHIBIT 11.0


                      Information used in the computation
                         of net income per common share




                                                      Three Months Ended
                                                           March 31,

                                                    1996             1995
                                                    ----             ----

Net income                                          $ 468,226        $ 606,887
                                                    =========        =========
Weighted average common shares outstanding          1,457,384        1,448,748
                                                    =========        =========

Net income per common share                              $.32             $.42
                                                         ====             ====


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